

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 31, 2023

Neal Shah
Chief Financial Officer
NioCorp Developments Ltd.
7000 South Yosemite Street, Suite 115
Centennial, CO 80112

> **Re: NioCorp Developments Ltd.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2023**
> **File No. 333-270542**

Dear Neal Shah:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed March 15, 2023

General

1. Please update your disclosure to reflect that the Transactions have closed; that the reverse stock split has been effected at the ratio of 10-for-1; and that listing and trading of the company's Common Shares and the NioCorp Assumed Warrants has begun on The Nasdaq Global Market and The Nasdaq Capital Market, respectively. We note your Form 8-K filed March 17, 2023 in this regard.

2. Please make corresponding changes to this registration statement in response to comments on your Form S-3, file no. 333-270541, to the extent applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew C. Thomas